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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3/24

SEC FILE NUMBER
8-15204

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Piper Jaffray & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Nicollet Mall

(No. and Street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Carter **(612) 303-5607**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

220 South Sixth Street	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2005 WASH, D.C. 179

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, *Sandra G. Sponem*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of *Piper Jaffray & Co.*, as of *December 31, 2004*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Officers' and directors' accounts:

Receivables $49,701

Payables $681,086

Sandra G. Sponem
Signature

Chief Financial Officer
Title

Brenda M Cich
Notary Public

BRENDA M. CICH
Notary Public
Minnesota
My Commission Expires January 31, 2010

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Piper Jaffray & Co.
December 31, 2004

Piper Jaffray & Co.
Index to Statement of Financial Condition

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Piper Jaffray & Co.

We have audited the accompanying consolidated statement of financial condition of Piper Jaffray & Co. (the Company) as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Piper Jaffray & Co. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 25, 2005

Piper Jaffray & Co.
Consolidated Statement of Financial Condition
December 31, 2004

(Amounts in thousands, except share data)

Assets		
Cash and cash equivalents	$	61,073
Receivables:		
Customers, net of allowance of $1,793		433,173
Brokers, dealers and clearing organizations		536,705
Deposits with clearing organizations		70,886
Securities purchased under agreements to resell		251,923
Trading securities owned		646,497
Trading securities owned and pledged as collateral		290,499
Total trading securities owned		936,996
Fixed assets, net of accumulated depreciation and amortization of $110,219		53,404
Goodwill and intangible assets, net of accumulated amortization of $52,664		321,834
Other receivables		31,184
Other assets		75,578
Total assets	$	2,772,756
Liabilities and Shareholder's Equity		
Payables:		
Customers	$	189,153
Checks and drafts		63,270
Brokers, dealers and clearing organizations		287,217
Securities sold under agreements to repurchase		312,273
Trading securities sold, but not yet purchased		746,604
Accrued compensation		183,721
Other liabilities and accrued expenses		100,753
Total liabilities		1,882,991
Subordinated debt		180,000
Shareholder's equity		709,765
Total liabilities and shareholder's equity	$	2,772,756

See Notes to Consolidated Statement of Financial Condition

Note 1 *Background*

Piper Jaffray & Co. (the "Company") is a wholly owned subsidiary of Piper Jaffray Companies (the "Parent Company"). The Parent Company is a public holding company incorporated in Delaware and traded on the New York Stock Exchange. The Company is a self-clearing securities broker dealer and investment banking firm. As such, the Company trades and effects transactions in listed and unlisted equity and fixed income securities, underwrites and conducts secondary trading in corporate and municipal securities, sells mutual fund shares, acts as a broker of option contracts and provides various other financial services.

Note 2 *Summary of Significant Accounting Policies*

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of Piper Jaffray & Co. and all other entities in which the Company has a controlling financial interest. All material intercompany accounts and transactions have been eliminated. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity ("VIE"), a special-purpose entity ("SPE"), or a qualifying special-purpose entity ("QSPE") under U.S. generally accepted accounting principles.

Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin No. 51 ("ARB 51"), *"Consolidated Financial Statements,"* as amended. ARB 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the Company consolidates voting interest entities in which it has all, or a majority of, the voting interest.

As defined in Financial Accounting Standards Board Interpretation No. 46(R) ("FIN 46(R)"), *"Consolidation of Variable Interest Entities,"* VIE's are entities that lack one or more of the characteristics of a voting interest entity described above. FIN 46(R) states that a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. Accordingly, the Company consolidates VIE's in which the Company is deemed to be the primary beneficiary.

SPE's are trusts, partnerships or corporations established for a particular limited purpose. The Company follows the accounting guidance in Statement of Financial Accounting Standards No. 140 ("SFAS 140"), "*Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*," to determine whether or not such SPE's are required to be consolidated. The Company establishes SPE's to securitize fixed rate municipal bonds. The majority of these securitizations meet the SFAS 140 definition of a QSPE. A QSPE can generally be described as an entity with significantly limited powers that are intended to limit it to passively holding financial assets and distributing cash flows based upon predetermined criteria. Based upon the guidance in SFAS No. 140, the Company does not consolidate such QSPE's. The Company accounts for its involvement with such QSPE's under a

financial components approach in which the Company recognizes only its retained residual interest in the QSPE. The Company accounts for such retained interests at fair value.

Certain SPE's do not meet the QSPE criteria due to their permitted activities not being sufficiently limited or to control remaining with one of the owners. These SPE's are typically considered VIE's and are reviewed under FIN 46(R) to determine the primary beneficiary.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting or economic interest of between 20 percent to 50 percent), the Company accounts for its investment in accordance with the equity method of accounting prescribed by Accounting Principles Board Opinion No. 18 ("APB 18"), *"The Equity Method of Accounting for Investments in Common Stock."* If the Company does not have a controlling financial interest in, or exert significant influence over, an entity, the Company accounts for its investment at fair value.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of purchase.

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a registered broker dealer carrying customer accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are entered into. The counterparties to these agreements typically are primary dealers of U.S. government securities and major financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed and loaned result from transactions with other broker dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. These amounts are included in receivable from and payable to brokers, dealers and clearing organizations on the Consolidated Statement of Financial Condition. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on securities borrowed and loaned transactions and is included in other assets and other liabilities and accrued expenses on the Consolidated Statement of Financial Condition.

Customer Transactions

Customer securities transactions are recorded on a settlement date basis, while the related commission revenues and expenses are recorded on a trade date basis. Customer receivables and payables include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Statement of Financial Condition.

Allowance for Doubtful Accounts

Management estimates an allowance for doubtful accounts to reserve for probable losses from unsecured and partially secured customer accounts. Management is continually evaluating its receivables from customers for collectibility and possible write-off by examining the facts and circumstances surrounding each customer where a loss is deemed possible.

Fixed Assets

Fixed assets include furniture and equipment, software and leasehold improvements. Depreciation of furniture and equipment and software is provided using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over their estimated useful life or the life of the lease, whichever is shorter. Additionally, certain costs incurred in connection with internal-use software projects are capitalized and amortized over the expected useful life of the asset, generally three to seven years.

Goodwill and Intangible Assets

Statement of Financial Accounting Standards No. 142 ("SFAS 142"), *"Goodwill and Other Intangible Assets,"* addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the goodwill.

Intangible assets with determinable lives consist of unpatented technologies that are amortized on a straight-line basis over three years.

Other Receivables

Included in other receivables are loans made to financial advisors and other revenue-producing employees, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized to compensation and benefits using the straight-line method over the terms of the loans, which generally range from three to five years.

In conjunction with these loans, management estimates an allowance for loan losses. This allowance is established for situations where loan recipients leave the Company prior to full forgiveness of their loan balance and the Company is subsequently not able to recover the remaining balances. The Company determines adequacy of the allowance based upon an evaluation of the loan portfolio, including the collectibility of unforgiven balances of departed employees, recent experience related to attrition of certain revenue-producing employees and other pertinent factors.

Other Assets

Included in other assets are investments that the Company has made to fund certain deferred compensation liabilities for employees. The Company has fully funded these deferred compensation liabilities by investing in venture capital stage companies or by investing in partnerships that invest in venture capital stage companies. Future payments, if any, to participants in these deferred compensation plans are directly linked to the performance of these investments. No further deferrals of compensation are expected under these deferred compensation plans. Also included in other assets are the Company's other venture capital investments. Investments are carried at estimated fair value based on valuations set forth in statements obtained from the underlying fund manager or based on published market quotes. In the event a security is thinly traded or the market price of an investment is not readily available, management estimates fair value using other valuation methods depending on the type of security and related market.

Net deferred tax assets are also included in other assets. Refer to Note 18 for additional information regarding income taxes.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded on the Company's Consolidated Statement of Financial Condition at fair value or the contract amount. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Trading securities owned and trading securities sold, but not yet purchased are recorded on a trade date basis and are stated at market or fair value. The Company's valuation policy is to use quoted market or dealer prices from independent sources where they are available and reliable. A substantial percentage of the fair values recorded for the Company's trading securities owned and trading securities sold, but not yet purchased are based on observable market prices. The fair values of trading securities for which a quoted market or dealer price is not available are based on management's estimate, using the best information available, of amounts that could be realized under current market conditions. Among the factors considered by management in determining the fair value of these securities are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments.

The fair value of over-the-counter ("OTC") derivative contracts are valued using valuation models. The model primarily used by the Company is the present value of cash flow model, as most of the Company's derivative products are interest rate swaps. This model requires inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility.

Financial instruments carried at contract amounts that approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at contract amounts on the Consolidated Statement of Financial Condition include receivables from and payables to brokers, dealers and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, receivables from and payables to customers, short-term financing and subordinated debt.

The carrying amount of subordinated debt closely approximates fair value based upon market rates of interest available to the Company at December 31, 2004.

Income Taxes

Income tax expense is provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized.

Stock-Based Compensation

Effective January 1, 2004, the Company adopted the fair value method of accounting for grants of stock-based compensation, as prescribed by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), *"Accounting and Disclosure of Stock-Based Compensation,"* as amended by Statement of Financial Accounting Standards No. 148 ("SFAS 148"), *"Accounting for Stock-Based Compensation—Transition and Disclosure."* SFAS 148 provided alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amended the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

Note 3 *Recent Accounting Pronouncements*

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R ("SFAS 123(R)"), *Share-Based Payment*, which is a revision of SFAS 123. SFAS 123(R), which is effective for public companies for interim or annual periods beginning after June 15, 2005, supersedes APB Opinion No. 25 and amends Statement of Financial Accounting Standards No. 95, *Statement of Cash Flows*. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company beginning July 1, 2005. The Company has evaluated the impact of the adoption of SFAS 123(R) and does not believe the impact will be significant to the Company's overall or financial position as the Company elected to account for stock-based compensation under the fair value method as prescribed by SFAS 123, effective January 1, 2004.

Note 4 *Derivatives*

Derivative contracts are financial instruments such as forwards, futures, swaps or option contracts that derive their value from underlying assets, reference rates, indices or a combination of these factors. A derivative contract generally represents future commitments to purchase or sell financial instruments at specified terms on a specified date or to exchange currency or interest payment streams based on the contract or notional amount. Derivative contracts exclude certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations and indexed debt instruments that derive their values or contractually required cash flows from the price of some other security or index.

In the normal course of business, the Company enters into derivative contracts to facilitate customer transactions and as a means to manage risk in certain inventory positions. The Company also enters into interest rate swap agreements to manage interest rate exposure associated with holding residual interest securities from its tender option bond program. As of December 31, 2004, the Company was counterparty to notional/contract amounts of $294.6 million of derivative instruments.

The market or fair values related to derivative contract transactions are reported in trading securities owned and trading securities sold, but not yet purchased on the Consolidated Statement of Financial Condition. Derivatives are reported on a net-by-counterparty basis when a legal right of offset exists under an enforceable netting agreement.

Fair values for derivative contracts represent amounts estimated to be received from or paid to a counterparty in settlement of these instruments. These derivatives are valued using quoted market prices when available or pricing models based on the net present value of estimated future cash flows. The valuation models used require inputs including contractual terms, market prices, yield curves, credit curves and measures of volatility. The net fair value of derivative contracts was a liability of approximately $9.6 million as of December 31, 2004.

Note 5 *Receivables from and Payables to Brokers, Dealers and Clearing Organizations*

Amounts receivable from brokers, dealers and clearing organizations at December 31, 2004 included:

(Dollars in thousands)	
Receivable arising from unsettled securities transactions, net	$ 264,471
Deposits paid for securities borrowed	116,041
Receivable from clearing organizations	52,822
Securities failed to deliver	88,286
Other	15,085
Total receivables	$ 536,705

Amounts payable to brokers, dealers and clearing organizations at December 31, 2004 included:

(Dollars in thousands)	
Deposits received for securities loaned	$ 222,902
Payable to clearing organizations	44,226
Securities failed to receive	19,986
Other	103
Total payables	$ 287,217

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date. Deposits paid for securities borrowed and deposits received for securities loaned approximate the market value of the related securities.

Note 6 *Receivables from and Payables to Customers*

Amounts receivable from customers at December 31, 2004 included:

(Dollars in thousands)	
Cash accounts	$ 27,211
Margin accounts	405,962
Total receivables	$ 433,173

Securities owned by customers are held as collateral for margin receivables. This collateral is not reflected on the financial statements. Margin loan receivables earn interest at floating interest rates based on broker call rates.

Amounts payable to customers at December 31, 2004 included:

(Dollars in thousands)	
Cash accounts	$ 120,572
Margin accounts	68,581
Total payables	$ 189,153

Payables to customers primarily comprise certain cash balances in customer accounts consisting of customer funds pending settlement of securities transactions and customer funds on deposit. Except for amounts arising from customer short sales, all amounts payable to customers are subject to withdrawal by customers upon their request.

Note 7 *Trading Securities Owned and Trading Securities Sold, but Not Yet Purchased*

At December 31, 2004, trading securities owned and trading securities sold, but not yet purchased were as follows:

(Dollars in thousands)	
Owned:	
Corporate securities:	
Equity securities	$ 9,490
Convertible securities	93,480
Fixed income securities	208,494
Mortgage-backed securities	459,322
U.S. government securities	37,244
Municipal securities	128,966
	$ 936,996
Sold, but not yet purchased:	
Corporate securities:	
Equity securities	$ 59,106
Convertible securities	12,600
Fixed income securities	155,534
Mortgage-backed securities	406,621
U.S. government securities	103,148
Other	9,595
	$ 746,604

Trading securities owned in the amount of $290.5 million have been pledged as collateral for the Company's secured borrowings, repurchase agreements and securities loaned activities.

Trading securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the Consolidated Statement of Financial Condition. The Company manages the risk of changes in market value of its trading securities owned utilizing trading securities sold, but not yet purchased, interest rate swaps and listed options.

Note 8 *Collateralized Securities Transactions*

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities purchased under agreements to resell, securities borrowed and margin agreements on terms that permit it to repledge or resell the securities to others. The Company obtained securities with a fair value of approximately $931.6 million at December 31, 2004, of which $489.8 million has been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under trading securities sold, but not yet purchased.

At December 31, 2004, the Company's securities sold under agreements to repurchase ("Repurchase Liabilities") exceeded 10 percent of total assets.

The following is a summary of Repurchase Liabilities as of December 31, 2004:

(Dollars in thousands)	Carrying Amount of Assets Sold	Repurchase Liabilities	Interest Rates
Overnight maturity	$ 305,262	$ 299,334	1.70% - 2.52%
1-30 days maturity	7,445	7,361	1.70%
On demand maturity	5,652	5,578	0.70% - 1.75%
	$ 318,359	$ 312,273	

Note 9 *Fixed Assets*

The following is a summary of fixed assets as of December 31, 2004:

(Dollars in thousands)	
Furniture and equipment	$ 88,617
Leasehold improvements	29,865
Software	38,803
Projects in process	6,338
Total	163,623
Less accumulated depreciation and amortization	110,219
	$ 53,404

Note 10 *Goodwill and Intangible Assets*

The following table presents the changes in the carrying value of goodwill and intangible assets by reportable segment for the year ended December 31, 2004:

(Dollars in thousands)	Capital Markets	Private Client Services	Corporate Support and Other	Consolidated Company
Goodwill				
Balance at December 31, 2003	$ 220,035	$ 85,600	$ -	$ 305,635
Goodwill acquired	11,532	-	-	11,532
Impairment losses	-	-	-	-
Balance at December 31, 2004	$ 231,567	$ 85,600	$ -	$ 317,167
Intangible assets				
Balance at December 31, 2003	$ -	$ -	$ -	$ -
Intangible assets acquired	4,800	-	-	4,800
Amortization of intangible assets	(133)	-	-	(133)
Impairment losses	-	-	-	-
Balance at December 31, 2004	$ 4,667	$ -	$ -	$ 4,667
Total goodwill and intangible assets	$ 236,234	$ 85,600	$ -	$ 321,834

The additions of goodwill and intangible assets during 2004 were based on the purchase price allocation of the Vie Securities, LLC acquisition in November 2004, as discussed in Note 19. The intangible assets consist of unpatented technology that will be amortized over three years, based on the provisions of SFAS 142.

Note 11 *Short-Term Financing*

The Company has uncommitted credit agreements with banks totaling $650 million at December 31, 2004, composed of $530 million in discretionary secured lines and $120 million in discretionary unsecured lines. In addition, the Company has established arrangements to obtain financing using as collateral the Company's securities held by its clearing bank and by another broker dealer at the end of each business day. Repurchase agreements and securities loaned to other broker dealers are also used as sources of funding.

The Company has executed a $180 million subordinated debt agreement with a major financial institution, which satisfies provisions of Appendix D of SEC Rule 15c3-1 and has been approved by the New York Stock Exchange, Inc. ("NYSE") and is therefore allowable in the Company's net capital computation. The entire amount of the subordinated debt will mature in 2008.

During 2004, the Company entered into an agreement whereby a major financial institution has agreed to provide up to $40 million in temporary subordinated debt, which will be used as necessary to facilitate convertible underwriting transactions. The temporary subordinated debt satisfies provisions of

Appendix D of SEC Rule 15c3-1, and in form has been approved by the NYSE and would therefore be allowed in the Company's net capital computation. The term of the agreement is from December 20, 2004 to December 20, 2005.

The Company's subordinated debt and short-term bank financing bear interest at rates based on the London Interbank Offered Rate or federal funds rate. At December 31, 2004, the weighted average interest rate on borrowings was 3.51 percent. At December 31, 2004, no formal compensating balance agreements existed, and the Company was in compliance with all debt covenants related to these facilities.

Note 12 *Commitments, Contingencies and Guarantees*

In the normal course of business, the Company enters into various commitments and guarantees, and maintains contingency reserves, the most significant of which are as follows:

Contractual Commitments

The Company leases office space and equipment under various noncancelable leases. Certain leases have renewal options and clauses for escalation and operating cost adjustments. Aggregate minimum lease commitments under operating leases as of December 31, 2004 are as follows:

(Dollars in thousands)	
2005	26,502
2006	22,580
2007	21,118
2008	20,470
2009	20,231
Thereafter	72,348
	$ 183,249

Additionally, the Company has entered into contracts with outside vendors to support the Company's technology and securities processing. The contracts range from three to five years with the last contract expiring in 2009. Aggregate minimum contract commitments as of December 31, 2004, for services pursuant to the contracts are as follows:

(Dollars in thousands)	
2005	$ 13,394
2006	11,722
2007	10,938
2008	8,696
2009	657
	$ 45,407

Venture Capital Commitments

As of December 31, 2004, the Company had commitments to invest approximately $4.7 million in limited partnerships that make private equity investments. The commitments will be funded, if called, through the end of the respective investment periods ranging from 2005 to 2011.

Legal Contingencies

The Company has been the subject of customer complaints and also has been named as a defendant in various legal proceedings arising primarily from securities brokerage and investment banking activities, including certain class actions that primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations.

The Company has established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential complaints, legal actions, investigations and proceedings. In addition to the Company's established reserves, U.S. Bancorp ("USB") has agreed to indemnify the Company in an amount up to $17.5 million for certain legal and regulatory matters. Approximately $14.2 million of this amount remained available as of December 31, 2004.

Given uncertainties regarding the timing, scope, volume and outcome of pending and potential litigation, arbitration and regulatory proceedings and other factors, the reserve is difficult to determine and of necessity subject to future revision. Subject to the foregoing, management of the Company believes, based on its current knowledge, after consultation with counsel and after taking into account its established reserves and the USB indemnity agreement that pending legal actions, investigations and proceedings will be resolved with no material adverse effect on the financial condition of the Company. However, if during any period a potential adverse contingency should become probable or resolved for an amount in excess of the established reserves and indemnification, the results of operations in that period could be materially adversely affected.

Securities Lending

As a funding source for the Company, the Company participates in securities lending activities by using customer excess margin securities. The Company indemnifies customers for the difference between the market value of the securities loaned and the market value of the collateral received. Cash collateralizes these transactions. At December 31, 2004, future payments guaranteed by the Company under these arrangements were approximately $212.7 million and represent the market value of the customer securities loaned to third parties. At December 31, 2004, the Company held cash of $222.5 million as collateral for these arrangements. The value of this collateral is included on the Consolidated Statement of Financial Condition within payables to brokers, dealers and clearing organizations. At December 31, 2004, the Company had collateral in excess of the market value of the securities loaned and, therefore, no liability is recorded related to potential future payments made under these guarantees.

Reimbursement Guarantee

The Company has contracted with a major third-party financial institution to act as the liquidity provider for the Company's tender option bond securitized trusts. The Company has agreed to reimburse this party for any losses associated with providing liquidity to the trusts. The maximum exposure to loss at December 31, 2004 was approximately $210.6 million, representing the outstanding amount of all trust certificates at those dates. This exposure to loss is mitigated by the underlying bonds in the trusts, which

are either AAA or AA rated. These bonds had a market value of approximately $224.0 million at December 31, 2004. The Company believes the likelihood it will be required to fund the reimbursement agreement obligation under any provision of the arrangement is remote, and accordingly, no liability for such guarantee has been recorded in the accompanying financial statements.

Other Commitments

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements with these entities, members generally are required to guarantee the performance of other members, and if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the likelihood that the Company would be required to make payments under these arrangements is remote. Accordingly, no liability is recorded in the financial statements for these arrangements.

Concentration of Credit Risk

The Company provides investment, capital-raising and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and market conditions. As of December 31, 2004, the Company did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties, except as discussed below.

The Company had approximately $220.6 million in collateralized overnight repurchase agreements with one broker dealer at December 31, 2004.

Note 13 *Net Capital Requirements and Other Regulatory Matters*

As a registered broker dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule (the "Rule") of the SEC and the net capital rule of the NYSE. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions, as such term is defined in the Rule. The NYSE may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, repayment of subordinated debt, dividend payments and other equity withdrawals by the Company are subject to certain notification and other provisions of the Rule and the net capital rule of the NYSE. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2004, net capital under the Rule was $280.3 million, or 49.2 percent of aggregate debit balances, and $268.9 million in excess of the minimum net capital required under the Rule.

The Company is also registered with the Commodity Futures Trading Commission ("CFTC") and therefore is subject to CFTC regulations.

Note 14 *Employee Benefit Plans*

The Company has various employee benefit plans, and substantially all employees are covered by at least one plan. The plans include a 401(k) and profit-sharing plan, a non-qualified pension plan, a post-retirement benefit plan and health and welfare plans.

Retirement Plan

Effective January 1, 2004, the Parent Company established the Piper Jaffray Companies Retirement Plan ("Retirement Plan"), which Company employees participate in. The Retirement Plan has two components: a defined contribution retirement savings plan and a qualified, non-contributory profit-sharing plan. The defined contribution retirement savings plan allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100 percent matched by the Company to a maximum of 4 percent of recognized compensation up to the social security taxable wage base. Although the Company's matching contribution vests immediately, a participant must be employed on December 31 to receive that year's matching contribution. The matching contribution can be made in cash or Piper Jaffray Companies common stock.

The qualified, non-contributory profit-sharing component of the Retirement Plan covers substantially all employees. Company profit-sharing contributions are discretionary within limits to qualify as deductions for income tax purposes. Employees are fully vested after five years of service.

Pension and Post-retirement Medical Plans

Certain employees participate in the Piper Jaffray Companies Non-Qualified Retirement Plan, an unfunded, non-qualified cash balance pension plan. The Company froze this plan in 2004 eliminating future benefits related to pay increases and excluding new participants from the plan.

All employees of the Company who meet defined age and service requirements are eligible to receive post-retirement health care benefits provided under a post-retirement benefit plan. The estimated cost of these retiree health care benefits is accrued during the employees' active service.

The Company uses a September 30 measurement date for the pension and post-retirement benefit plans. Financial information on changes in benefit obligation and plan assets funded and balance sheet status as of December 31, 2004, are as follows:

(Dollars in thousands)	Pension Benefits	Postretirement Medical Benefits
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 27,254	$ 1,448
Service cost	-	185
Interest cost	1,363	66
Plan participant's contributions	-	-
Actuarial loss (gain)	2,753	(12)
Curtailments	(819)	-
Benefits paid	(1,162)	-
Benefit obligation at measurement date	$ 29,389	$ 1,687
Change in plan assets:		
Fair value of plan assets at beginning of year	$ -	$ -
Actual return on plan assets	-	-
Employer contribution	1,162	-
Plan participant's contributions	-	-
Benefits paid	(1,162)	-
Fair value of plan assets at measurement date	$ -	$ -
Funded status	$ (29,389)	$ (1,687)
Adjustment for fourth quarter contributions	1,260	-
Unrecognized net actuarial loss (gain)	6,381	328
Unrecognized prior service cost	-	(424)
Net amount recognized	$ (21,748)	$ (1,783)
Amounts recognized in the Consolidated Statement of Financial Condition:		
Accrued benefit liability	$ (28,129)	$ (1,783)
Accumulated other comprehensive loss	6,381	-
Net amount recognized	$ (21,748)	$ (1,783)
Accumulated benefit obligation	$ 29,389	

The minimum pension liability adjustment included in "other comprehensive loss" at December 31, 2004, is $3.9 million, which is net of a $2.5 million deferred tax benefit.

The assumptions used in the measurement of our benefit obligations as of December 31, 2004, are as follows:

	Pension Benefits	Post-retirement Benefits
Discount rate used to determine year-end obligation	6.00%	6.00%
Discount rate used to determine fiscal year expense	6.20%	6.20%
Expected long-term rate of return on participant balances	6.50%	N/A
Rate of compensation increase	N/A	N/A
Health care cost trend rate assumed for next year (pre-medicare/post-medicare)		10%/12%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate) (pre-medicare/post-medicare)		5.0%/5.0%
Year that the rate reaches the ultimate trend rate (pre-medicare/post-medicare)		2012/2013

The health care cost trend rate assumption does not have a significant impact on the post-retirement medical benefit obligations since the Company's obligations are largely fixed dollar amounts in future years. To illustrate, a one-percentage-point change in assumed health care cost trends would have the following effects:

(Dollars in thousands)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on post-retirement benefit obligation	3	(4)

The pension plan and post-retirement medical plan do not have assets and are not funded. The Company expects to contribute cash of $4.5 million to the pension plan and $0.1 million to the post-retirement benefit plan to fund anticipated withdrawals in 2005.

Pension and post-retirement benefit payments, which reflect expected future service, are expected to be paid as follows:

(Dollars in thousands)	Pension Benefits	Post-retirement Benefits
2005	$ 4,531	$ 87
2006	2,426	131
2007	2,812	166
2008	2,267	214
2009	2,125	222
Thereafter	9,979	1,599
	$ 24,140	$ 2,419

Health and Welfare Plans

Company employees meeting certain work schedule and service requirements are eligible to participate in the Company's health and welfare plans. The Company subsidizes the cost of coverage for employees. The medical plan contains cost-sharing features such as deductibles and coinsurance.

Note 15 *Stock-Based Compensation and Cash Award Program*

In 2004, the Company granted shares of restricted stock and options to purchase Piper Jaffray Companies common stock to employees. The awards have three-year cliff vesting periods. The following table summarizes the Parent Company's stock options and restricted stock outstanding to employees of the Company for the year ended December 31, 2004:

	Options Outstanding	Weighted Average Exercise Price	Shares of Restricted Stock Outstanding
December 31, 2003	-	-	-
Granted:			
Stock options	300,980	$47.30	-
Restricted stock	-	-	550,659
Exercised	-	-	-
Canceled options	26,322	47.30	-
Canceled restricted stock	-	-	18,774
December 31, 2004	274,658	$47.30	531,885

Additional information regarding Piper Jaffray Companies options outstanding as of December 31, 2004, is as follows:

	Options Outstanding			Exercisable Options	
Exercise Price	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$47.30	274,658	9.1	$47.30	224	$47.30

Effective January 1, 2004, the Company elected to account for stock-based compensation under the fair value method as prescribed by SFAS 123 and as amended by SFAS 148. Therefore, employee stock options granted on and after January 1, 2004, are expensed by the Company on a straight-line basis over the option vesting period, based on the estimated fair value of the award on the date of grant using a Black-Scholes option-pricing model. Restricted stock expense is based on the market price of Piper Jaffray Companies stock on the date of the grant and is amortized on a straight-line basis over the vesting period.

The following table provides a summary of the valuation assumptions used by the Company to determine the estimated value of stock option grants in Piper Jaffray Companies common stock:

Weighted average assumptions in option valuation			
Risk-free interest rates		3.20	%
Dividend yield		0.00	%
Stock volatility factor		40.00	%
Expected life of options (in years)		5.79	
Weighted average fair value of options granted	$	21.24	

Note 16 *Securitizations*

In connection with its tender option bond program, at December 31, 2004 the Company has securitized $210.6 million of highly rated municipal bonds. Each municipal bond is sold into a separate trust that is funded by the sale of variable rate certificates to institutional customers seeking variable rate tax-free investment products. These variable rate certificates reprice weekly. Securitization transactions meeting certain SFAS 140 criteria are treated as sales. If a securitization does not meet the sale of asset requirements of SFAS 140, the transaction is recorded as a borrowing. The Company retains a residual interest in each structure and accounts for the residual interest as a trading security, which is recorded at fair value on the Consolidated Statement of Financial Condition. The fair value of retained interests was $10.1 million at December 31, 2004, with a weighted average life of 9.9 years. Fair value of retained interests is estimated based on the present value of future cash flows using management's best estimates of the key assumptions—expected yield, credit losses of 0 percent and a 12 percent discount rate. The Company receives a fee to remarket the variable rate certificates derived from the securitizations.

At December 31, 2004, the sensitivity of the current fair value of retained interests to immediate 10 percent and 20 percent adverse changes in the key economic assumptions was not material. The sensitivity analysis does not include the offsetting benefit of financial instruments the Company utilizes to hedge risks inherent in its retained interests and is hypothetical. Changes in fair value based on a 10 percent or 20 percent variation in an assumption generally cannot be extrapolated because the relationship of the change in the assumption to the change in the fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. In addition, the sensitivity analysis does not consider any corrective action that the Company might take to mitigate the impact of any adverse changes in key assumptions.

During 2004, certain cash flow activity for the municipal bond securitizations described above includes:

(Dollars in thousands)		
Proceeds from new sales	$	61,103
Remarketing fees received		98
Cash flows received on retained interests		5,874

During 2004, one securitization did not meet the asset sale requirements of SFAS 140; therefore, the Company consolidated this trust. As a result, the Company has recorded an asset for the underlying bonds of approximately $10.0 million in trading securities on the Consolidated Statement of Financial Condition and a liability for the certificates sold by the trust for approximately $10.0 million in other liabilities on the Consolidated Statement of Financial Condition.

Note 17 *Variable Interest Entities*

In the normal course of business, the Company regularly creates or transacts with entities that may be VIE's. These entities are either securitization vehicles or investment vehicles.

The Company acts as transferor, seller, investor, structurer or underwriter in securitizations. These transactions typically involve entities that are qualifying special purpose entities as defined in SFAS No. 140. For further discussion on these types of transactions, see Note 16.

The Company has investments in and/or acts as the managing partner or member to approximately 20 partnerships and limited liability companies (LLC's). These entities were established for the purpose of investing in emerging growth companies. At December 31, 2004, the Company's aggregate net investment in these partnerships and LLC's totaled $4.1 million. The Company's remaining commitment to these partnerships and LLC's was $4.7 million at December 31, 2004.

The Company has identified five of the partnerships described above as VIE's. Furthermore, it was determined that the Company is the primary beneficiary of three of these VIE's with aggregate assets of approximately $0.4 million at December 31, 2004, which are included in the financial statements. The Company's maximum exposure to a loss at December 31, 2004, as a result of its relationship with these three VIE's is approximately $0.6 million, which represents the fair value of aggregate net investments in these partnerships and the remaining capital commitment to these partnerships.

The Company also owns significant variable interest in two VIE's for which the Company is not the primary beneficiary and therefore does not consolidate these entities. In the aggregate, these two VIE's have assets approximating $6.7 million at December 31, 2004. The Company has no exposure to loss from these entities at December 31, 2004, as the Company has met all capital commitments and the partnerships are in the process of being dissolved.

The Company also consolidates those partnerships and LLC's in which it has the ability to exercise control over major operating and financial policies. Any partnership or LLC that is not consolidated is accounted for on the equity or cost method of accounting, depending upon the ownership percentage and/or the ability to exercise significant influence over the business activities.

Note 18 *Income Taxes*

Income tax expense is provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The net deferred tax asset included in other assets on the Consolidated Statement of Financial Condition consisted of the following items at December 31:

(Dollars in thousands)	
Deferred tax assets:	
Liabilities/accruals not currently deductible	$ 20,975
Pension and retirement costs	11,811
Deferred compensation	9,640
Partnership investments	243
Other	4,855
	47,524
Deferred tax liabilities:	
Fixed assets	1,101
Other	296
	1,397
Net deferred tax asset	$ 46,127

The Company has reviewed the components of the deferred tax assets and has determined that no valuation allowance is deemed necessary based on management's expectation of future taxable income.

Note 19 *Acquisition of Vie Securities, LLC*

In November 2004, the Company acquired Vie Securities, LLC, the broker dealer subsidiary of parent Vie Financial Group, Inc. The Company recorded $11.5 million in goodwill, $4.8 million in identifiable intangible assets and $0.3 million in net assets in connection with this acquisition. The acquisition of Vie Securities adds algorithm-based, electronic execution services to the Company's trading capabilities. The acquisition is not material to the Company's operations or financial condition. An allocation of the purchase price to assets acquired and liabilities assumed has been recorded as of December 31, 2004. Adjustments, if any, to the purchase price allocation are not expected to be material.